United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)*

Permian Resources Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

71424F105

(CUSIP Number)

Christina Shalhoub

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71424F105	13D	Page 1 of 3 Pages

Explanatory Note

This Amendment No. 15 to Schedule 13D (this “Amendment No. 15”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 21, 2016 (as amended to date, the “Schedule 13D”), relating to the Class A Common Stock (the “Class A Common Stock”) of Permian Resources Corporation (formerly known as Centennial Resource Development, Inc.) (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

March 2024 Sales

On March 4, 2024, Riverstone VI Centennial QB Holdings, L.P. (“Riverstone QB Holdings”), Riverstone Non-ECI USRPI AIV, L.P. (“Riverstone Non-ECI”), Silver Run Sponsor, LLC (“Silver Run Sponsor”), and David M. Leuschen (collectively, the “Riverstone Parties”) sold an aggregate of 5,000,000 shares of Class A Common Stock at a price of $15.71 per share (the “Offering”) to Goldman Sachs & Co. LLC (the “Underwriter”) pursuant to an underwriting agreement dated as of March 4, 2024 (the “Underwriting Agreement”), by and among the Issuer, the Underwriter, the Riverstone Parties and certain other selling stockholders. The Offering closed on March 6, 2024.

Pursuant to the Underwriting Agreement, each of the Riverstone Parties has agreed that, subject to specified exceptions, without the prior written consent of the Underwriter, such each Riverstone Party will not, during the period ending 45 days after the date of the final prospectus filed in connection with the Offering: (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, pledge, grant any option, right or warrant to purchase, make any short sale, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock, or any options or warrants to purchase any shares of Class A Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A Common Stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 13 hereto and is incorporated herein by reference.

CUSIP No. 71424F105	13D	Page 2 of 3 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Underwriting Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as described in Item 4, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 71424F105	13D	Page 3 of 3 Pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
13	Underwriting Agreement, dated as of March 4, 2024 (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K filed on March 6, 2024).

CUSIP No. 71424F105	13D	Page 1 of 3 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 6, 2024

Silver Run Sponsor, LLC
By:	Silver Run Sponsor Manager, LLC, its managing member

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Managing Director

Silver Run Sponsor Manager, LLC

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Managing Director

Riverstone Non-ECI USRPI AIV, L.P.
By:	Riverstone Non-ECI USRPI AIV GP, L.L.C., its general partner

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Managing Director

Riverstone Non-ECI USRPI AIV GP, L.L.C.

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Managing Director

Riverstone Non-ECI Partners GP (Cayman), L.P.
By:	Riverstone Non-ECI GP Cayman LLC, its general partner
By:	Riverstone Non-ECI GP Ltd., its sole member

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Director

CUSIP No. 71424F105	13D	Page 2 of 3 Pages

Riverstone Non-ECI GP Cayman LLC
By:	Riverstone Non-ECI GP Ltd., its sole member

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Director

Riverstone Non-ECI GP Ltd.

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Director

Riverstone VI Centennial QB Holdings, L.P.
By:	Riverstone Energy Partners VI, L.P., its general partner
By:	Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Managing Director

Riverstone Energy Partners VI, L.P.
By:	Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Managing Director

Riverstone Energy GP VI, LLC

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Managing Director

Riverstone Energy GP VI Corp

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Vice President

CUSIP No. 71424F105	13D	Page 3 of 3 Pages

Riverstone Holdings LLC

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Authorized Person

Riverstone/Gower Mgmt Co Holdings, L.P.
By:	Riverstone Management Group, L.L.C., its general partner

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Manager

Riverstone Management Group, L.L.C.

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Manager

David M. Leuschen

By:	/s/ David M. Leuschen

Pierre F. Lapeyre, Jr.

By:	/s/ Pierre F. Lapeyre